                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)*

                                 MAGNETEK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    559424106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Riley Investment Management LLC
                              Attn: Bryant R. Riley
                       11100 Santa Monica Blvd., Suite 810
                              Los Angeles, CA 90025
                                 (310) 966-1445
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 3, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D
-------------------
CUSIP No. 559424106
-------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Riley Investment Partners Master Fund, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             1,000
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           -0-
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                   1,000
REPORTING                 -------- ---------------------------------------------

PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               -0-
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,000
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0% (1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
---------- ---------------------------------------------------------------------
(1) Based on 30,659,151 shares of common stock of Magnetek, Inc. (the "Issuer") outstanding at October 24, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 28, 2008 filed with the Securities and Exchange Commission on October 30, 2008.

SCHEDULE 13D
--------------------
CUSIP No.  559424106
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Riley Investment Management LLC

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------- -------- ---------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             721,973(2)
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,618,138(3)
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                   721,973(2)
REPORTING                 -------- ---------------------------------------------

PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,618,138(3)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,705,945(3)

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |X|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.8%(1)

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA
---------- ---------------------------------------------------------------------
(2) Because Riley Investment Management LLC has sole investment and voting power over 1,000 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 720,973 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(3) Riley Investment Management LLC has shared voting and dispositive power over 2,618,138 shares of Common Stock held by its investment advisory clients, 1,983,972 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. However, Riley Investment Management LLC disclaims beneficial ownership of the unaffiliated shares.

SCHEDULE 13D
--------------------
CUSIP No.  559424106
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           B. Riley & Co., LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------------- -------- ---------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             2,100
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           -0-
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                   2,100
REPORTING
                          -------- ---------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               -0-
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,100
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           BD
---------- ---------------------------------------------------------------------

SCHEDULE 13D
--------------------
CUSIP No.  559424106
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           B. Riley & Co. Retirement Trust
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------------- -------- ---------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             32,765
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           -0-
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                   32,765
REPORTING
                          -------- ---------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               -0-
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           32,765

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |_|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.1%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           EP
---------- ---------------------------------------------------------------------

SCHEDULE 13D
--------------------
CUSIP No.  559424106
--------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS

           Bryant Riley
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |X|

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC, AF
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
NUMBER OF                 7        SOLE VOTING POWER

SHARES                             767,238(4)
                          -------- ---------------------------------------------
BENEFICIALLY              8        SHARED VOTING POWER

OWNED BY                           2,618,138(5)
                          -------- ---------------------------------------------
                          9        SOLE DISPOSITIVE POWER
EACH
                                   767,238 (4)
REPORTING
                          -------- ---------------------------------------------
PERSON                    10       SHARED DISPOSITIVE POWER

WITH                               2,618,138(5)
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,751,210(5)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                |X|

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.0%(1)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
---------- ---------------------------------------------------------------------

(4) Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.'s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 1,000 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 720,973 shares held in managed accounts by its investment advisory clients. Includes 2,100 shares of Common Stock held by B. Riley & Co., LLC. Mr. Riley is the Chairman and indirect sole equity owner of B. Riley & Co., LLC. Includes 32,765 shares owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of these shares. Includes 8,400 shares of Common Stock owned by custodial accounts of Mr. Riley's children. Includes 2,000 shares of Common Stock held in a joint account with Mr. Riley's spouse.

(5) Riley Investment Management LLC has shared voting and dispositive power over 2,618,138 shares of Common Stock held by its investment advisory clients, 1,983,972 of which are held in accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC's voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

ITEM 1.         SECURITY AND ISSUER.
                --------------------

                Common Stock ("Common Stock") of Magnetek, Inc. (the "Issuer") N49 W13650 Campbell Drive
                Menomonee Falls WI 53051

ITEM 2.         IDENTITY AND BACKGROUND.
                ------------------------

(a)
         (i) Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)
                Riley Investment Management LLC (Delaware limited liability company)
                Mr. Bryant R. Riley (individual residing in California)
         (ii)   B. Riley & Co., LLC (Delaware limited liability company)
                B. Riley & Co. Retirement Trust (employee benefit plan)
(b)
         (i)    11100 Santa Monica Blvd. Suite 810 Los Angeles, CA 90025
         (ii)   11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025

(c) Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), an SEC registered investment adviser. RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. ("RIP"). RIM is the investment advisor to other clients pursuant to investment advisory agreements, the accounts of some of which are indirectly affiliated with RIP. Mr. Riley is the trustee of the B. Riley & Co. Retirement Trust ("BRCRT"). Mr. Riley is the sole indirect equity holder and Chairman of B. Riley & Co., LLC ("BRC"), a FINRA registered broker dealer.

(d)             N/A

(e)             N/A

(f)             United States

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                --------------------------------------------------

                The source of funding for the purchase of Common Stock was the general working capital of the respective purchasers. (See the responses set forth in Row 4 on the cover pages for each Reporting Person.) Some of the shares are held in margin or leveraged accounts together with other securities, and part of the purchase price of such shares may have been purchased through margin borrowing or other leverage.

ITEM 4.         PURPOSE OF TRANSACTION.
                ----------------------

                The Reporting Persons acquired the shares of Common Stock based on the Reporting Persons' belief that the Common Stock represent an attractive investment opportunity.

                  On December 3, 2008, RIM sent a letter to the Issuer's Board of Directors. In the letter, among other things, RIM, while complimenting the Issuer on its operational improvements, stated its belief that shareholder value would be best maximized through a sale of the company. RIM encouraged the Issuer to not only review a sale to a single buyer but also to consider selling the company in pieces. RIM believes this process, although time consuming and difficult, may result in each of the Issuer's business unit receiving full value as opposed to a sale of the company as a whole to a single buyer who may discount the businesses they do not want. RIM asked that the Issuer begin a sales process immediately and asked for a board seat. The foregoing description of the letter is qualified in its entirety by Exhibit A.

                  The Reporting Persons may, from time to time, evaluate various other alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, seeking representation on the Board of Directors, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or seeking to make a significant equity investment or to otherwise acquire the Issuer.

                  The Reporting Persons may determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer's business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, capital requirements of the Reporting Person and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer's securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

                  Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Act.

ITEM 5.           INTERESTS IN SECURITIES OF THE ISSUER.
                  -------------------------------------

(a) With respect to each Reporting Person, see the response set forth in Rows 11 and 13 on the cover pages hereto, including the footnotes thereto.

(b) See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c) The transactions effected by the Reporting Persons in Common Stock that have taken place in the past 60 days through November 25, 2008 are set forth on Exhibit B.

(d) RIM's advisory clients are entitled to any dividends or proceeds paid with respect to stock held by such persons.

(e)               Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                  --------------------------------------------------------
                  WITH RESPECT TO SECURITIES OF THE ISSUER.
                  -----------------------------------------

                  The relationships between Mr. Riley, RIM, RIP, BRC and BRCRT are described above under Item 2(c) above. The relationship between RIM and other investment advisory clients is described under Item 2(c) above.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

                          DOCUMENT
                          --------

     Exhibit A     Letter to the Board of Directors, dated December 3, 2008

     Exhibit B     Certain Transactions

     Exhibit C     Joint Filing Agreement, dated December 3, 2008, among
                   Reporting Persons

                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:    December 3, 2008


                              Riley Investment Partners Master Fund, L.P.
                                 By: Riley Investment Management LLC,
                                          its General Partner


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Managing Member

                              Riley Investment Management LLC


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Managing Member
                              B. Riley & Co, LLC


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Chairman
                              B. Riley & Co. Retirement Trust


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Trustee



                              By:   /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley

                                   Exhibit A


                                [RIM Letterhead]

December 3, 2008

Board of Directors
Magnetek, Inc.
N49 W13650 Campbell Drive
Menomonee Falls WI 53051

To the Board of Directors:

As you may know, Riley Investment Management LLC has been an investor in Magnetek for over 7 years. During this time, we have seen the Company transform itself from a bloated undisciplined company to a business with a significant presence in strong niche markets. While we have been pleased with the Company's operational performance, the devotion of the management team and the improved balance sheet, we strongly believe that the best course of action for the shareholders would be to immediately begin a sale process of the Company. We believe that this process could garner a price at significant premiums to the current market capitalization and attract multiple large bidders.

The Company's most recent quarter was impressive. Revenues of $26.4 million were up 16%, your book to bill was 118% and your cash increased to $16 million. Most importantly, operating income almost doubled from last year. These numbers were particularly strong given your investment in the alternative wind business. We applaud your improvements to the operations.

However, we believe that your market size, market capitalization and ongoing pension liability will make it difficult for your shareholders to receive fair value on the open market. Conversely, it is our opinion that larger corporations who have long been interested in the Magnetek brand and niche markets will be willing to acquire the Company's businesses at significantly higher values than the current market capitalization.

Moreover, we believe that value may be best maximized by selling your businesses in pieces as opposed to a total sale. This process, while perhaps more time consuming and difficult, can result in each business unit receiving full value as opposed to a sale to a single buyer who will discount the pieces that they don't want.

We urge you to formally begin this process right away. Additionally, as a large shareholder with a significant track record in creating shareholder value we request a board seat immediately. Given our involvement in the sales of companies with several business units (i.e. Alliance Semiconductor, Celeritek), we believe we can be a great help in this process. Additionally, it is our experience that a large shareholder involved not only adds a sense of urgency but also creates an environment in which service fees are more carefully reviewed and possible options are more broadly considered.

We have written many letters to the board over the last few years and made many requests of management. This one is unique in that we hold the Board and management of Magnetek in high regard. However, our view that shareholders would recognize more value through a formal sales process is strong, and we hope that this message is well received. We will continue to evaluate all of our options as it relates to our Magnetek position.

Sincerely,

Riley Investment Management LLC


By: /s/ Bryant Riley
-----------------------------
Bryant Riley, Managing Member

                                    EXHIBIT B
                            Schedule of Transactions

                               TRAN.       QTY            PRICE      TRADE DATE
                               CODE

Bryant Riley                   SL         3,000            1.95       10/30/2008

BRC                            BY         85                  3        10/8/2008
                               BY         100              3.07        10/8/2008
                               BY         100               3.1        10/8/2008
                               BY         100              3.12        10/8/2008
                               BY         100              3.12        10/8/2008
                               BY         100              3.13        10/8/2008
                               BY         100              3.13        10/8/2008
                               BY         1,000            3.13        10/8/2008
                               BY         100              3.15        10/8/2008
                               BY         800              3.16        10/8/2008
                               BY         100              3.18        10/8/2008
                               BY         100              3.18        10/8/2008
                               BY         100              3.18        10/8/2008
                               BY         100               3.2        10/8/2008
                               BY         300              3.22        10/8/2008
                               BY         100              3.22        10/8/2008
                               BY         100              3.22        10/8/2008
                               BY         100              3.22        10/8/2008
                               BY         100              3.23        10/8/2008
                               BY         100              3.23        10/8/2008
                               BY         100              3.23        10/8/2008
                               BY         100              3.32        10/8/2008
                               BY         100              3.33        10/8/2008
                               BY         100              3.34        10/8/2008
                               BY         100              3.37        10/8/2008
                               BY         800              3.46        10/8/2008
                               BY         659              3.15        10/9/2008
                               BY         700              3.15        10/9/2008
                               BY         700              3.15        10/9/2008
                               BY         700              3.15        10/9/2008
                               BY         700              3.15        10/9/2008
                               BY         1,300            3.15        10/9/2008
                               BY         2,674            3.15        10/9/2008
                               BY         41               3.15        10/9/2008
                               BY         59               3.15        10/9/2008
                               BY         59               3.15        10/9/2008
                               BY         100              3.15        10/9/2008
                               BY         100              3.15        10/9/2008
                               BY         100              3.15        10/9/2008
                               BY         100              3.15        10/9/2008
                               BY         141              3.15        10/9/2008
                               BY         200              3.15        10/9/2008

                               TRAN.       QTY            PRICE      TRADE DATE
                               CODE

                               BY         241              3.15        10/9/2008
                               BY         341              3.15        10/9/2008
                               BY         500              3.15        10/9/2008
                               BY         500              3.15        10/9/2008
                               BY         2,500            1.82       10/28/2008
                               BY         5,000             1.8       10/28/2008
                               BY         5,900            1.92       10/30/2008
                               SL         28,400           1.96       10/30/2008
                               SL         145,900          2.16       11/21/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         100              1.75       11/25/2008
                               BY         200              1.75       11/25/2008
                               BY         200              1.75       11/25/2008
                               BY         300              1.75       11/25/2008
                               BY         400              1.75       11/25/2008

Investment Advisory Client     BY*        220,000           1.7       10/28/2008
                               BY         138,000          1.95       10/30/2008
                               BY*        30,000           1.81       11/20/2008
                               SL         230,314          2.16       11/21/2008
                               BY         25,500         1.8594       11/25/2008
                               BY         7,340          1.8389       11/26/2008
                               BY         11,300         2.07         11/28/2008

RIP                            BY         1,500            4.11        9/22/2008
                               BY         5,100           4.131        9/23/2008
                               BY         2,500             4.3        9/24/2008
                               BY         2,500             4.3        9/26/2008
                               BY         12,000          4.102        9/29/2008
                               BY         10,132         4.0771        9/30/2008
                               BY         1,200            4.05        10/1/2008
                               BY         19,700         4.0289        10/2/2008
                               BY         3,900          3.9341        10/3/2008
                               BY         28,722         3.7531        10/6/2008
                               BY         28,678         3.5342        10/7/2008
                               BY         23,100         3.3967        10/8/2008
                               BY         12,609         2.9906        10/9/2008

                               SL         300,000           2.8        10/9/2008
                               BY         30,050         2.5544       10/10/2008
                               BY         10,000           2.68       10/13/2008
                               BY         5,000            2.49       10/15/2008

                               TRAN.       QTY            PRICE      TRADE DATE
                               CODE

                               BY         2,500            2.43       10/16/2008
                               BY         600               2.5       10/17/2008
                               BY         200               2.5       10/21/2008
                               BY         2,500            2.43       10/22/2008
                               BY         5,200          2.3506       10/23/2008
                               BY         6,200          2.0439       10/24/2008

                               SL*        220,000           1.7       10/28/2008

BRCRT                          SL*        30,000           1.81       11/20/2008

* Cross at closing price

                                    EXHIBIT C

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D
                            AND ALL FUTURE AMENDMENTS
                                 TO SCHEDULE 13D

         Each of the undersigned hereby agrees to file jointly the Statement on
Schedule 13D to which this Agreement is attached, and any amendments to the Statement on Schedule 13D (the "SCHEDULE 13D") with respect to Common Shares of Magnetek, Inc. which may be deemed necessary, pursuant to Regulation 13D under the Securities Exchange Act of 1934.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Statement on the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.

Date:    December 3, 2008


                              Riley Investment Partners Master Fund, L.P.
                                   By: Riley Investment Management LLC,
                                          its General Partner


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Managing Member

                              Riley Investment Management LLC


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Managing Member
                              B. Riley & Co, LLC


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Chairman
                              B. Riley & Co. Retirement Trust


                               By:  /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley
                                        Trustee



                              By:   /s/ Bryant R. Riley
                                    ----------------------
                                        Bryant R. Riley

                                       C-1